U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-38397

FARMMI, INC.

F1 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

As previously disclosed, on April 15, 2022, Farmmi, Inc. (the “Company”) convened its annual general meeting of shareholders (the “AGM”), which was adjourned to April 22, 2022 due to a lack of quorum on April 15, 2022. The number of shares represented at this meeting in person or by proxy was less than 199,260,128 Ordinary Shares by 10:30 A.M. on April 22, 2022. Because at the reconvened meeting a quorum was not present within half an hour from the appointed for the meeting to commence, the shareholders present were considered a quorum under the Company’s memorandum and articles. Shareholders were present; therefore, a quorum was constituted, and the AGM was properly convened.

The following is a brief description of the final voting results for the proposals submitted to a vote of the shareholders at the reconvened AGM on April 22, 2022.

1.  Shareholders ratified the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2022. The votes regarding this proposal were as follows:

For	Against	Abstained
122,234,077	20,771,040	7,265,747

2.  Shareholders elected the following five directors to the Company’s board of directors to hold office for a one-year term expiring at the annual meeting of shareholders in 2023 or until their successors are elected and qualified. The votes for each of the nominees were as follows:

	For	Against	Abstained
Yefang Zhang	76,132,254	23,389,206	7,237,035
Zhengyu Wang	76,137,004	22,895,233	7,726,258
Qinyi Fu	75,940,961	22,969,400	7,848,134
Hongdao Qian	75,826,909	23,059,520	7,872,066
Hui Ruan	76,436,174	23,446,840	7,875,481

3. The approval of the Share Consolidation proposal requires that a majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting; the approval of this proposal is conditioned upon the approval of the Amendment to the Second M&AA proposal. The votes regarding this proposal were as follows:

For	Against	Abstained
98,342,466	51,472,215	465,184

4. The approval of the Amendment to the Second M&AA proposal requires that no less than two-thirds of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting. The votes regarding this proposal were as follows:

For	Against	Abstained
59,307,095	46,507,438	943,963

5.  Shareholders approved such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
62,161,972	36,428,284	8,168,239

Because the Share Consolidation and Amendment to the Second M&AA special resolutions did not obtain shareholder approval, the Company has determined to hold an Extraordinary General Meeting to seek approval of ordinary resolutions to consolidate ordinary shares and amend the Second M&AA to reflect such consolidation. The meeting date will be announced once it is available.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

Dated: April 27, 2022